

February 2, 2010

<u>Via U.S. Mail and Facsimile (847-478-0073)</u>

Robert J. Keller
Chairman and Chief Executive
Acco Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

> **Re: Acco Brands Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 20, 2009**
> **File No. 1-08454**
> **Response Letter Filed January 14, 2010**

Dear Mr. Keller:

We refer you to our comment letter dated December 3, 2009 regarding possible business contacts with Cuba and the Middle East. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance